HAITONG INTERNATIONAL SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2024

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2024

C O N T E N T S

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SEC FILE NUMBER
8-66566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Haitong International Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 Broadway, Suite 11017
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Forbes	212-351-6012	sean.forbes@us.htisec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean M. Forbes _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haitong International Securities (USA) Inc. _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of New York

Before me this 10th Day of APRIL 2025

Ganesh J. Ra
Notary Public

GANESH JUNIOR RAM
Notary Public - State of New York
No. 01RA6418262
Qualified in Queens County
My Commission Expires 06/07/2025

Signature: _____

Title:
President & CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CBIZ CPAs P.C.

685 Third Avenue
New York, NY 10017

P: 212.503.8800

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholder
of Haitong International Securities (USA) Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haitong International Securities (USA) Inc. ("Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Haitong International Securities (USA) Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2006.

New York, New York
April 11, 2025

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	2,033,607
Time deposits		4,517,627
Receivable from clearing organizations		3,841,312
Due from affiliate		1,002,740
Operating lease right of use asset		5,516,477
Accounts receivable		711,293
Prepaid expenses		83,560
Property and equipment, net		1,800,405
Artwork		389,018
Deposits and other assets		95,648
TOTAL ASSETS	$	19,991,687

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES		
Accrued expenses and other liabilities	$	692,757
Operating lease liability		11,691,995
Due to Parent and affiliates		280,632
TOTAL LIABILITIES		12,665,384
Subordinated borrowings		28,408,900
COMMITMENTS		
STOCKHOLDER'S DEFICIT		
Common stock, $500 par value, 200 shares authorized, issued and outstanding		100,000
Additional paid-in capital		9,556,943
Accumulated deficit		(30,739,540)
Stockholder's deficit		(21,082,597)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	19,991,687

See accompanying notes to statement of financial condition.

NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Haitong International Securities Group Limited ("HTISGL" or the "Parent").

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On April 27, 2018, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States. The Company also executes securities transactions through 15a-6 chaperoning arrangements and through a chaperoning agreement with their affiliates, in addition to corporate finance services.

The Company has historically incurred recurring losses from operations, including in the 2024 calendar year. In the event of continued losses, the Company's ability to continue as a going concern would be supported by the continued financial support of the Parent, Haitong International Securities Group Limited, which has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers or providing technology or platform services.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at four banks. Bank deposits at two banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2024, cash and certificate of deposit balances in excess of federally insured funds amounted to $6,051,234. No losses have been incurred to date.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents.

TIME DEPOSITS

The Company has time deposits held for investment included in the Statement of Financial Condition as of December 31, 2024. The time deposits had a maturity date of March 31, 2025. Time deposits are generally valued at original cost plus accrued interest, which approximates fair value. One time deposit is held with one of the same banks as the cash balances.

FINANCIAL INSTRUMENTS – CREDIT LOSSES

The Company recognizes and measures its credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables from affiliates, clearing organizations and brokerage clients as impacted by the guidance.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables from affiliates, clearing organizations and brokerage clients utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

LEASES

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset. The Company's adoption of ASC 842 did not have a cumulative-effect adjustment to accumulated deficit. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term lease on a straight-line basis over the lease term.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION AND AMORTIZATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation is

included in general and administrative expenses in the statement of operations.

ARTWORK

The Company has recorded the artwork at cost in the statement of financial condition. During 2024, the Company recognized an impairment loss in the Artwork in the amount of $233,391 (see Note 15).

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows ASC-740-10 for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by taxing authorities for the years before 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures financial instruments at their carrying values, which approximately is at fair value based on quoted market prices. The Company has categorized its financial instruments measured at fair value into a three level classification in accordance with Topic 820, "Fair Value Measurement" of Level 1, Level 2 and Level 3. The Company did not hold any financial instruments at December 31, 2024.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the statement of financial condition date through April 11, 2025, the date the financial statements were available to be issued, to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted Financial Accounting Standards Board ("FASB") ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures on January 1, 2024, which introduced new disclosure requirements pertaining to the reportable segments of an entity, such as the Company. These disclosure requirements are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance on its financial statements.

NOTE 3 -   RELATED-PARTY TRANSACTIONS

During 2024, the Company was allocated expenses through a transfer pricing policy (the "Policy") with its Parent and its affiliates located in Europe and Asia (the "Group") in relation to their Institutional Equity Division ("IED") business lines. Under the terms of the Policy, additional revenue or expenses are allocated to all Group members based on their IED income proportional to their related IED staff costs.

The Company has entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate HTISCL. During 2024, the Company commissions from 15a-6 transactions and incurred related clearing fees, paid directly to HTISCL.

During 2024, the Company earned commissions from non-U.S. investors for transactions that were executed and settled through HTISCL's clearing arrangement.

In October 2018, the Company entered into an expense sharing agreement with Haitong International Financial Solutions ("HTIFSL") whereby HTIFSL provides information technology and market data services in relation to the Company's operations. During 2024, no expenses were incurred under this agreement.

The Company has an expense allocation agreement with Haitong International UK Limited ("HTIUK") and Haitong International Securities (UK) Limited ("HISUKL") whereby HTIUK and HISUKL allocate IT support with the Company.

At December 31, 2024, the Company had the following balances with its Parent and affiliates, which are non-interest bearing and due on demand:

Due to Haitong International (UK) Limited	$ (89,638)
Due from Haitong International Securities Company Limited	1,002,740
Due to Haitong International Information Systems Limited	(16,412)
Due to Haitong International Securities Group Limited	(174,582)
Net total	$ 722,108

NOTE 4 -   SUBORDINATED DEBT

In April 2019, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $16,640,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for the purpose of computing net capital.

During 2024, the Company incurred $499,200 in interest expense on this subordinated loan. The accrued interest payable at December 31, 2024 was $2,870,400. The maturity date for this subordinated loan is April 4, 2034.

In April 2018, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $7,400,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for the purpose of computing net capital.

During 2024, the Company incurred $222,000 in interest expense on this subordinated loan. The accrued interest payable at December 31, 2024 was $1,498,500. The maturity date for this subordinated loan is April 13, 2033.

NOTE 5 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires

the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company's regulatory net capital was $3,181,258, which exceeded the required regulatory net capital by $2,704,664. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2024 was 2.25 to 1.

NOTE 6 -   DISCLOSURE REPORTING

The Securities Exchange Commission ("SEC") issued an Order against the Company for record retention and supervision violations related to electronic communications on August 14, 2024. The Order included a civil money penalty in the amount of $400,000, as well as undertakings to retain an independent compliance consultant to perform a comprehensive review of the Company's recordkeeping practices related to electronic communications.

As a result of the SEC Order, the Financial Industry Regulatory Authority ("FINRA") determined on August 21, 2024 that the Company was subject to a disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934 and requested the initiation of FINRA's Membership Continuance process. On August 30, 2024, the Company filed a FINRA Membership Continuance Application (MC-400A). On March 11, 2025, FINRA notified the Company that it had approved the application for continued membership.

NOTE 7 -   INCOME TAXES

The Company's deferred tax assets at December 31, 2024 before valuation allowance are $13,087,570, which is due primarily to net operating loss carryforwards for tax purposes.   The deferred tax asset and associated valuation allowance increased by $3,638,580 for 2024. The Company maintains a 100% valuation allowance of $(13,087,570) at December 31, 2024 against the Company's deferred tax asset balance, as it is more likely than not that they will not be fully realized.

Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2024, the Company had available net Federal operating loss carryforwards of approximately $33,331,000 and post-apportionment tax-effected State operating loss carryforwards of approximately $1,430,000.

The Federal net operating loss carryforwards are comprised of approximately $560,000 from years prior to 2018 which can be used to fully offset future taxable income and begin to expire in 2026, and approximately $32,771,000 in carryforwards from the years ended December 31, 2018 through December 31, 2024, which are subject to annual taxable limitations and do not expire and will carryforward indefinitely. State and local net operating loss carryforwards begin

to expire in 2026.

Due to ownership changes in prior years and Federal tax law provisions, the amount of net operating losses available for use in any year may be limited.

NOTE 8 -   OPERATING LEASE

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease costs for the year ended December 31, 2024 are as follows:

The initial lease term is for 16 years, and the Company has the option to extend the lease for an additional 5-year period. Due to free rent over the first twelve months of the lease, the initial payment made on this lease was for October 2021.

HTISCL has guaranteed all of the Company's obligations under the operating lease agreement, and has executed a letter of credit, assignable to the Landlord, in the security deposit requirement amount of $1,434,720.

During 2024, the Company recognized an impairment loss on the ROU asset in the amount of $3,309,610 (see Note 15).

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Operating lease:

Operating lease ROU asset	$12,038,424
Accumulated depreciation lease	(3,212,337)
Impairment on ROU Asset	(3,309,610)
ROU net asset	$ 5,516,477

Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2024 are as follows:

2025	$ 1,147,776
2026	1,169,844
2027	1,229,760
2028	1,229,760
2029	1,229,760
Thereafter	8,687,216

Total undiscounted lease payments	14,694,116
Less imputed interest	(3,002,121)
Total lease liability	$ 11,691,995

NOTE 9 -   FINANCE LEASE

The Company has a lease obligation for equipment, with an initial non-cancellable term in excess of one year. The Company classified this lease as a finance lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The lease called for three annual payments through 2023.

The components of lease costs for the year ended December 31, 2024 are as follows:

The Company incurred $17,449 in lease liability expense related to the finance lease for the year ended December 31, 2024.

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Finance lease initial ROU asset	$179,474
Accumulated depreciation lease	(179,474)
ROU net asset	$ --
Finance lease liability	$ --

NOTE 10 -   PROPERTY AND EQUIPMENT, NET

During 2024, the Company recognized an impairment loss on property and equipment in the amount of $1,056,310 (see Note 15).

Property and equipment, net consist of the following:

Leasehold improvements	$ 2,148,381
Furniture and fixtures	282,737
Equipment	295,136
Software	13,549
Subtotal	2,739,803
Less: Accumulated depreciation and amortization	(939,398)
Net book value	$ 1,800,405

Depreciation and amortization for the year ended December 31, 2024 amounted to $324,763, with an additional $17,449 of depreciation on the finance lease right of use asset.

NOTE 11 -   CHANGE IN ESTIMATE

During December 31, 2023, the Company accrued a discretionary bonus payable in accordance with its standard discretionary bonus computation policy in the amount of $400,000. During 2024, as a result of the change from the announced merger at the ultimate parent level and certain employees leaving the Company prior to bonuses being paid, the 2024 bonus computation was reduced by $281,871 to a final payout in the amount of $118,840. As a result of this change in estimate, the 2024 compensation and benefits balance, and net loss, were both reduced by $281,871.

NOTE 12 -   CLEARING FEE COMMITMENT

In November 2021, the Company entered into a clearing agreement with Pershing LLC which includes a quarterly minimum payment commitment to Pershing for clearing fees and related charges. The Company's annual commitment for the year ended December 31, 2024 was $400,000, with the commitment increasing to $450,000 and $500,000 for the years ended December 31, 2025 and December 31, 2026, respectively. During the year ended December 31, 2024, the Company incurred a total of $439,293 in clearing fees and related charges under the agreement. The Company can terminate the clearing agreement at any time for a $100,000 termination fee.

NOTE 13 -   ALLOCATED NOTE RECEIVABLE

In April 2024, the Company was allocated $199,500 in a success fee earned through a corporate finance transaction, representing 23.75% of the total success fee earned by the syndicate group. The customer entered into a promissory note agreement with the lead syndicate member for the total balance of the success fee due. The promissory note matures on April 4, 2026, and accrues interest at a rate of 8.0% per annum. For the year ended December 31, 2024, the Company was allocated a total of $11,793 in interest income from the promissory note, which is included with the allocated portion of the Company's success fee in accounts receivable on the statement of financial condition.

NOTE 14 -   SEGMENT REPORTING

The Company operates as a single reportable segment in accordance with FASB ASC 280, Segment Reporting. The Company's President and CFO has been identified as the Chief Operating Decision Maker ("CODM"). The CODM evaluates the Company's performance based on financial results, including net income and excess net capital. The Company does not internally disaggregate

financial information by product line or geographic area for purposes of performance evaluation or resource allocation.

The Company earns revenue primarily from agency brokerage commissions, interest income, corporate finance activities, and platform or client-based fees. The Company did not have any customers that individually accounted for 10% or more of total revenues during the reporting period. All operations are conducted from a single geographic location in the United States.

NOTE 15 -   SUBSEQUENT EVENTS

The Company's indirect parent Haitong Securities Co. Ltd. ("Haitong Securities") merged with Guotai Junan Securities Co. Ltd. ("Guotai Junan Securities") by way of absorption, pursuant to which shares in Haitong Securities were exchanged for shares in Guotai Junan Securities. Closing of the merger occurred on March 14, 2025, upon which the post-merger company assumed all assets, liabilities, businesses, employees, contracts, qualifications and all other rights and obligations of Haitong Securities. The legal status of Haitong Securities will subsequently be cancelled and deregistered.

On February 1, 2025, the Company entered into a sublease agreement for its New York City office location and certain assets contained therein. The sublease agreement terminates in September 2031, provides the sublessee with eight months of free rent up front, followed by monthly cash rental payments of $76,860 throughout the remainder of the lease. As part of the sublease agreement, the Company provided the sublessor with a lease incentive in the amount of $102,480.

The Company considered the lease classification criteria and determined that the sublease qualifies for operating lease treatment. The rental income from the sublease will be recognized monthly, on a straight line basis, over the life of the sublease, and the lease incentive will be deferred and expensed over the life of the sublease.

The Company tested the assets included in the sublease agreement for recoverability based on the present value of projected future cash flows, and determined that at December 31, 2024 the asset group was impaired by a total amount of $4,599,311, which is allocated among the subleased assets (see Notes 2, 10 & 12).

On February 1, 2025, the Company entered into a six-month office lease with a monthly rental commitment of $9,000 for the first month, $9,700 for the second month, and $16,155 for the remaining four months. The Company can terminate the lease agreement at any time without penalty by providing the landlord with notice two months in advance.